VILLAGE STREET PUBLICATIONS, INC.

3755 Avocado Boulevard #510
La Mesa, California
Phone: 619-334-8421
Fax: 619-334-9751

May 6, 2008

Max A. Webb

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:

Village Street Publications, Inc.

 Registration Statement on Form S-1 - Amendment #2

File No. 333-148128

Mr. Webb,

Attached is a marked copy of the Form S-1/a Amendment #2 filed on or about April 28, 2008. It has been filed as correspondence at the request of Dan Morris. All paragraphs that were changed from the previous amended filing were underlined as requested.

Should you require any additional information do not hesitate to contact me at your discretion.

Sincerely,

/S/ Andrew Austin

Andrew Austin

President

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